

Alexander Lehnert · 3rd

Lead Digital Product Design

Saarlouis, Saarland, Germany · Contact info

500+ connections

Ergosign GmbH

Technisch gewerbliches Berufsbildungszentrum 1 Saarbrücken

Experience

Lead UX Designer // Expert 3D & Animation
Ergosign GmbH
Jan 2019 – Present · 3 yrs 2 mos

Co-founder & Head of Design
Lidbot Inc.
May 2018 – Present · 3 yrs 10 mos
Remote

Digital Product Design & Animation
Freelance
Jan 2008 – Present · 14 yrs 2 mos

Motion Designer and Creative Director by heart.
Video Consultant to help clients with their moving picture strategy.

Lead Production New Media
IMC AG
Aug 2015 – Dec 2018 · 3 yrs 5 mos

visual effects design sup. & lead motion graphics
nhb studios berlin
Oct 2014 – Jul 2015 · 10 mos
Berlin und Umgebung, Deutschland

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Education

Technisch gewerbliches Berufsbildungszentrum 1 Saarbrücken
Media design
2007 – 2009